PROXY MEMORANDUM

To:	Mallinckrodt plc Shareholders
Subject:	Proposals 9, 10, and 11
Date:	April 9, 2019
Contact:	Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

We urge you to vote FOR the following resolutions at the annual meeting of Mallinckrodt plc (NYSE: MALLINCKRODT) on MAY 15, 2019, regarding opioid business risks:

•	The Disclosure of Incentive Compensation Clawback Proposal (Proposal 9) requesting the board disclose annually whether the company has recouped incentive compensation from senior executives submitted by the UAW Retiree Medical Benefits Trust.
•	The Report on Governance Measures Proposal (Proposal 10) requesting a board report on opioid-related business risks submitted by Mercy Investment Services, Inc., Bon Secours Mercy Health, Catholic Health Initiatives, Congregation of Divine Providence, and Daughters of Charity, Inc.
•	The Lobbying Report Proposal (Proposal 11) requesting an annual report regarding the company’s lobbying activities submitted by United Church Funds.

These reforms were recommended to Mallinckrodt by the Investors for Opioid Accountability (“IOA”), a diverse coalition that includes state treasurers, publicly elected comptrollers, asset managers, faith-based, public, and labor funds.  We are members of the IOA, which was established in response to concerns about threats to shareholder value stemming from the opioid crisis.

MALLINCKRODT Faces Mounting Financial, Legal and Reputational Risks

Mallinckrodt is listed as a defendant in what is now known as the multidistrict National Prescription Opioid Litigation (“MDL”), a group of over 1500 cases that have been consolidated in an Ohio federal court and filed on behalf of public and private parties affected by the crisis.  These developments have some commentators drawing parallels to the tobacco litigation of two decades ago and the master settlement, which cost the tobacco industry hundreds of billions of dollars.

In 2018, Mallinckrodt disclosed that it has received a grand jury subpoena from federal prosecutors, is under investigation by several state attorneys general, and is facing over 200 lawsuits related to opioid sales. Suits claim the company promoted opioid use and failed to properly label and misrepresented the addictive nature of its opioid-based prescription painkillers. In light of the increasing scrutiny of the company’s internal controls in the context of the opioid crisis, we believe the following reforms are urgently needed.

vote for the DISCLOSURE OF INCENTIVE COMPENSATION Clawback (Proposal 9)

Our proposal asks that Mallinckrodt will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award (each, a “clawback”) as a result of applying any of Mallinckrodt’s incentive compensation clawback provisions.

Mallinckrodt has mechanisms in place to recover incentive compensation in the event of misconduct, with triggering events not limited to the financial misstatement context. However, without disclosure, investors cannot determine if those provisions are being used. We believe disclosure can be a powerful deterrent of misconduct and can signal “a tone at the top” emphasizing ethical conduct. Disclosure of recoveries from senior executives below the named executive officer level—recoupment from whom is already required to be disclosed under SEC rules—would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies. Clawback disclosure policies have been adopted by other major opioid companies including Assertio Therapeutics, McKesson, Cardinal Health, and Insys.

The intent of our proposal is to have the Board summarize their annual review of incentive compensation as it relates to executives’ business conduct. Contrary to the company’s opposition statement, we do not ask for a stand-alone report, but rather a summary of any misconduct actions and resultant incentive compensation clawback or a statement affirming that there was no misconduct that effected senior executive incentive compensation. The proposal asks for the general circumstances of the clawback so that investors are able to understand in what business areas there may be potential risks. Additionally, in the event that no compensation was clawed back, disclosure to that effect assures investors that the Board is taking misconduct into account during every annual incentive compensation review process. The proposal does not ask that in the event of a clawback that Mallinckrodt name individuals or violate individuals’ privacy rights. The disclosure we are asking for would assure investors that the Board is actively reviewing executives’ behavior and their incentive pay.

vote for a report on board accountability for opioid business risks (Proposal 10)

This proposal asks the Board to disclose what governance measures they have taken since 2012 to mitigate opioid-related risks in a report provided to investors by December 31, 2019. Similar reports have been prepared by other drug manufacturers including Assertio Therapeutics, Allergan Pharmaceuticals, and Endo International plc.

While the company provides disclosure of how the company is mitigating some opioids related risks, the programs discussed in the company’s opposition statement focus primarily on external facing initiatives. Mallinckrodt provides little transparency, however, as to what internal governance related changes have been made at the Board level to combat the company’s opioids related risks. For example, although the Compliance Committee has responsibility to review the company’s compliance policies in relation to the Drug Enforcement Agency, it is unclear as to how frequently the Committee receives these reports, and from who within Mallinckrodt senior management. It is also unclear what if any changes have been made to the company’s marketing and promotional materials, compensation metrics, and anti-diversion programs since 2012. This is especially concerning in light of the company’s $35 million DEA settlement in 2017 related to its suspicious order monitoring program, which effectively put the Board on notice of deficiencies related to its anti-diversion processes that stemmed as far back as 2008.

The urgency of this report should not be understated. Last year shareholders agreed to withdraw this same proposal because the company planned to dispose of its opioid manufacturing business. This intent was confirmed by a letter dated March 6, 2018, from Andrew Kenny with Wachtell, Lipton, Rosen & Katz. This year Mallinckrodt argues that shareholders need not support this resolution because Mallinckrodt plans to spin off their specialty generics business, which includes their opioid manufacturing business. While we understand that the disposition of assets is dependent on many variables, shareholders believe Mallinckrodt’s Board has failed to understand the damage that it may be inflicting by continuing to postpone development of a clear, publicly disclosed board oversight strategy immediately. The potential spin-off, while anticipated to take place in the second half of 2019, may well be delayed, leaving shareholders in the dark as to what if any steps the Board has taken to mitigate the risks stemming from the opioids crisis for yet another year, while the lawsuits and regulatory scrutiny the company faces would continue. Further, potential investors of the spinoff (which will retain the Mallinckrodt ticker and name) would also benefit from a comprehensive and consolidated report on the current policies and governance measures related to the opioids crisis given that it will be assuming the opioids business lines, and very likely, the numerous lawsuits now facing the company.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Mallinckrodt plc’s instructions.

vote for AN ANNUAL LoBBYING REPORT (Proposal 11)

To address potential reputational and financial risk associated with lobbying, United Church Funds encourages Mallinckrodt to disclose all lobbying payments as well as board oversight processes. In light of negative attention that the company has received1, we believe that prompt disclosure is important to provide transparency regarding the governance and actions around lobbying activities.

We are heartened that Mallinckrodt supports this proposal, and are eager to see the initial disclosures to which the company has committed. We note that it is extremely important for both segments of the business, the generics interest and the branded interest, to maintain their commitment to lobbying disclosure. We therefore urge shareholders to vote FOR proposal 11.

Thank you for your support.

Donna Meyer, Mercy Investment Services, Inc.

Director of Shareholder Advocacy

Meredith Miller, Chief Corporate Governance Officer

UAW Retiree Medical Benefits Trust

Kathryn McCloskey, Director, Social Responsibility

United Church Funds

1 https://www.nytimes.com/2017/07/21/business/a-drug-maker-spends-big-in-washington-to-make-itself-heard.html

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Mallinckrodt plc’s instructions.